Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment declares monthly dividend for Class A and B shareholders

     TORONTO, Oct. 22 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today that its Board of Directors has declared monthly dividends of
$0.049585 per Class A Share and $0.05 per Class B Share payable on each of
November 30, 2009, December 31, 2009 and January 29, 2010 to shareholders of record at the close of business on November 16, 2009, December 15, 2009 and
January 15, 2010 respectively.
     The foregoing dividends are designated as "eligible" dividends for the purpose of the Income Tax Act (Canada) and any similar provincial legislation.
     Corus' Board of Directors reviews the dividend on a quarterly basis.
Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors and there is no entitlement to any dividend prior thereto.
     Registered shareholders who are residents of Canada and who are not currently participating in Corus' Dividend Reinvestment Plan ("the Plan") may
elect to participate in the Plan through the completion of an enrollment form which can be obtained from the Company's Plan administrator, CIBC Mellon Trust
Company, on their website at www.cibcmellon.com or by calling 1-800-387-0825.
The Plan allows eligible holders of Class A Shares and Class B Shares to acquire additional Class B Shares through reinvestment of the cash dividends paid on their respective shareholdings. Non-registered beneficial shareholders who are residents of Canada and who wish to join the Plan should consult their broker, financial institution or other intermediary through which they hold
Class A Shares or Class B Shares.
     At this time, Corus' Board of Directors has approved the issuance of shares from treasury at a two percent discount from the average market price, as determined pursuant to the terms of the Plan. The discount will be effective starting with the dividend payable on November 30, 2009 to Plan participants of record on November 16, 2009.
     There were 3,444,528 Class A Voting Shares outstanding and 76,608,050
Class B Non-Voting Shares outstanding on September 30, 2009.
     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, W Network,
CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.

     %SEDAR: 00013131E          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 08:57e 22-OCT-09